                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                         Hertz Technology Group, Inc.
           --------------------------------------------------------
                                (Name of issuer)

                    Common Stock, par value $0.001 per share
           --------------------------------------------------------
                          (Title of class of securities)

                                    0-21679
           --------------------------------------------------------
                                 (CUSIP number)

                                  Daniel Dror
                                 Acqueren, Inc.
                        601 Hanson Rd., Kemah, TX 77565
                                  281-334-4764
           --------------------------------------------------------
           (Name, address and telephone number of person authorized to receive notices and communications)

                               April 22, 1999
           --------------------------------------------------------
            (Date of event which requires filing of this statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g) check the following box / /.

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 13d-7(b) for other parties to whom copies are to be sent.

     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

CUSIP No. 0-21679                     13D

 (1) Names of Reporting Persons.
     S.S. or I.R.S. Identification Nos. of Above Persons

     Acqueren, Inc.                    13-3870908
     Daniel Dror & Company, Inc.       76-0413985
     Erick Friedman
------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member of a Group*          (a)  /X/
                                                                (b)  / /
------------------------------------------------------------------------
 (3) SEC Use Only

------------------------------------------------------------------------
 (4) Source of Funds*
     Acqueren, Inc. WC
     Erick Friedman PF
------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant
     to Items 2(d) or 2(e)                                           / /
------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Acqueren, Inc. - Delaware Corporation
     Daniel Dror & Company, Inc. - Texas Corporation
     Erick Friedman - U.S.
------------------------------------------------------------------------
                              (7)  Sole Voting Power
                                   Acqueren, Inc. 50,900
    NUMBER OF                -------------------------------------------
     SHARES                   (8)  Shared Voting Power
  BENEFICIALLY
    OWNED BY                 -------------------------------------------
      EACH                    (9)  Sole Dispositive Power
   REPORTING                       Acqueren, Inc. 50,900
                             -------------------------------------------
                              (10) Shared Dispositive Power

------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person Acqueren, Inc., 50,900
------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares*                                                 / /
------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                                                                 4.8%
------------------------------------------------------------------------
(14) Type of Reporting Person*
     Acqueren, Inc.                    CO
     Daniel Dror & Company, Inc.       CO
     Erick Friedman                    IN
------------------------------------------------------------------------

                        STATEMENT PURSUANT TO RULE 13D
                                    OF THE
                        GENERAL RULES AND REGULATIONS
                                   UNDER THE
                      SECURITIES AND EXCHANGE ACT OF 1934


ITEM 1.  SECURITY AND ISSUER.

     The title of the class of equity securities to which this statement relates is common stock, par value $0.001 per share (the "Common Stock") of Hertz Technology Group, Inc. ("HERZ") (the "Issuer"), a Delaware corporation, 75 Varick St., 11th Floor, New York, NY 10013.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a) The reporting entities under this Form 13D are Acqueren Inc., a Delaware corporation, Erick Friedman and Daniel Dror & Company, Inc., a Texas corporation, together the preceding entities are collectively sometimes referred to as the "Reporting Persons." The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934. Erick Friedman has served as director of American International Industries, Inc. since May 1998. Since 1989, Mr. Friedman has been employed by Yale University School of Music as a professor of music. Since 1968, Mr. Friedman has invested in various companies.

     (b) Acqueren, Inc. is principally engaged in investments. Acqueren, Inc. is wholly-owned subsidiary of American International Industries, Inc. Its principal office is located at 601 Hanson Road, Kennah, Texas 77565.

     (c) Daniel Dror & Company, Inc. is principally engaged in investments. Its principal office is located at 601 Hanson Road, Kemah, Texas 77565.

     (d) The name and principal occupation or employment of the directors, executive officers and controlling persons of Acqueren, Inc. are set forth below (the business address of all the following persons is 601 Hanson Rd., Kemah, Texas 77565):

     Daniel Dror is the chairman of the board, president, and chief executive officer of Acqueren, Inc. Mr. Dror has served as chairman of the board and chief executive officer of American International Industries, Inc. since September 1997. Since September 1993, Mr. Dror has served as chairman of the board and chief executive officer of Daniel Dror and Company, Inc. an investment and business management company.

     John W. Stump III is a director, the vice president, and chief financial officer of Acqueren, Inc. Mr. Stump has served as chief financial officer of American International Industries, Inc. since August 1998.

     Rebekah Laird-Ruthstrom is the secretary and treasurer of Acqueren, Inc. Ms. Laird-Ruthstrom has served as secretary, treasurer, and executive assistant secretary of American International Industries, Inc. since February 1998. Since September 1993, Ms. Laird-Ruthstrom has served as assistant secretary, treasurer, and executive assistant of

Daniel Dror and Company, Inc.

     Jack Talan is a director of Acqueren, Inc. Mr. Talan has served as director of American International Industries, Inc. since September 1997. Since 1995, Mr. Talan has been a director of Microtel International, Inc., a public company. Since March 1993, Mr. Talan has been a director of World Wide Collectibles, a public company which markets a system designed to assure and protect the integrity of limited edition collectibles. Since 1990, Mr. Talan has been the principal and president of Jack Talan, Inc., a sales and marketing consulting company.

     The name, business address, principal occupation or employment of each director, executive officer and controlling person of Daniel Dror & Company, Inc. is set forth below (the business address of all the following persons is 601 Hanson Rd., Kemah, Texas 77565):

     Daniel Dror is the chairman of the board, president, and chief executive officer of Acqueren, Inc. Mr. Dror has served as chairman of the board and chief executive officer of American International Industries, Inc. since September 1997. Since September 1993, Mr. Dror has served as chairman of the board, president, and chief executive officer of Daniel Dror and Company, Inc. an investment and business management company.

     Pat Strong is the secretary of Daniel Dror and Company, Inc. Mr. Strong is an attorney.

     Rebekah Laird-Ruthstrom is the secretary and treasurer of Acqueren, Inc. Ms. Laird-Ruthstrom has served as secretary, treasurer, and executive assistant secretary of American International Industries, Inc. since February 1998. Since September 1993, Ms. Laird-Ruthstrom has served as assistant secretary, treasurer, and executive assistant of Daniel Dror and Company, Inc.

     The above individuals are citizens of the United States.

     (e) During the past five years, neither of the Reporting Persons nor any of the individuals listed above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (f) During the past five years, neither of the Reporting Persons nor any of the individuals listed above has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATIONS.

     As of May 4, 1999, Acqueren, Inc., owns 50,900 shares of Common Stock purchased from working capital.

ITEM 4.  PURPOSE OF TRANSACTION.

     The Reporting Person acquired and continue to hold the securities of the Issuer for investment purposes. Depending on market conditions and other factors that each of the Reporting Persons may deem relevant to its investment decision, such Reporting Person may purchase additional shares of Common Stock in the open market or in private transactions. Depending on these same factors, the Reporting Person may sell all or a portion of the shares of the Common Stock that it now owns or hereafter may acquire on the open market or in private transactions. The Reporting Person may determine that it would be in the best interest of the Reporting Person and the other shareholders of the Issuer for the Reporting Person to attempt to achieve a position of maximum influence in and/or to obtain control of the Issuer, in order to protect and/or enhance its investment. As such the Reporting Persons have had preliminary negotiations with the Issuer with respect to a possible business combination. However, no definitive agreements have been reached, and there can be no assurance that any such combination will occur. Accordingly, the Reporting Person reserves the right to take any and all action it deems appropriate for such protection or enhancement of, or otherwise in connection with, its investment.

     Except as set forth in this Item 4, the Reporting Persons do not have any present plans or proposals which relate to or would result in: (i) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries, (ii) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (iii) any material change in the present capitalization or dividend policy of the Issuer, (iv) any other material change in the Issuer's business or corporate structure, (v) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (vi) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association,
(vii) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or (viii) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) Acqueren, Inc. is the beneficial owner of an aggregate of 50,900 shares of the Common Stock of the Issuer, or 4.8% of the outstanding Common Stock.

     Erick Friedman is the beneficial owner of an aggregate of 0 shares of the Common Stock, or 0% of the outstanding Common Stock.

     (b) The number of shares of Common Stock as to which there is sole power to vote or to direct a vote, shared power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for the Reporting Persons is set forth in the cover pages hereto, and such information is incorporated herein by reference.

     c)  See Exhibit 99.2.

     d) n/a

     e) As of May 3, 1999, the Reporting Persons ceased to be the beneficial owners of more than 5% of the outstanding shares of Common Stock.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH

RESPECT TO SECURITIES OF THE ISSUER.

     Daniel Dror & Company, Inc. has entered into a Consulting Agreement with the Issuer for a period of one year terminating December 31, 1999. In exchange for services rendered to the Issuer, Daniel Dror & Company, Inc. received a warrant to purchase 100,000 shares of Common Stock at an exercise price of $2.50 per share. At the date of this filing these shares were not considered to be beneficially owned pursuant to Rule 13d-3.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

            EXHIBIT NO.       IDENTIFICATION OF EXHIBIT
            -----------       -------------------------
            Exhibit 99.1      Joint Filing Agreement

            Exhibit 99.2      Item 5(c) - Description of Transactions

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

DATED: May 5, 1999                     ACQUEREN, INC.

                                       /s/ Daniel Dror
                                       --------------------------------
                                       By: Daniel Dror, President

                                                                   EXHIBIT 99.1

                             JOINT FILING AGREEMENT

     Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned agree that the Statement to which this
Exhibit is attached is filed on behalf of each of them.


     Dated: May 5, 1999


                                       ACQUEREN, INC.


                                       By: /s/ Daniel Dror
                                          ------------------------------
                                          Daniel Dror, Chairman and
                                          Chief Executive Officer

                                       DANIEL DROR & COMPANY, INC.

                                       By: /s/ Daniel Dror
                                          ------------------------------
                                          Daniel Dror, President

                                       Erick Friedman

                                       By: /s/ Erick Friedman
                                          ------------------------------
                                          Erick Friedman

EXHIBIT 99.2


            ITEM 5 (c) - DESCRIPTION OF TRANSACTIONS

         All sold in open market purchases.

-------------------------------------------------------------------
 TRADE                       SHARES
 DATE                         SOLD                          PRICE
-------------------------------------------------------------------
3/29/99                      10,000                         14.62
4/22/99                       2,600                         18.00
4/23/99                       6,200                         17.18
4/26/99                         500                         16.125
4/27/99                      14,500                         16.00
4/28/99                       2,000                         16.00
4/29/99                       4,500                         16.00
4/30/99                       5,800                         15.00
5/03/99                       6,000                         14.00
-------------------------------------------------------------------
-------------------------------------------------------------------
                             52,100                         TOTAL